Exhibit (a)(5)(B)

November 21, 2007
To the Stockholders of Peter Kiewit Sons’, Inc.
     Re:     Offer to Exchange Outstanding Shares of Common Stock of Peter Kiewit Sons’, Inc. for Interests in the Peter Kiewit Sons’, Inc. Employee Ownership Plan, dated October 23, 2007 (the “Offer to Exchange”)
Dear Kiewit Stockholder:
     Peter Kiewit Sons’, Inc. (the “Company”) is offering its employees and directors and employees of its controlled subsidiaries, the opportunity to exchange all of the outstanding shares of the Company’s $0.01 par value common stock (“Stock”) held by them for interests to be issued under the Peter Kiewit Sons’, Inc. Employee Ownership Plan. The Company is making such offer (the “Offer”) pursuant to the terms and conditions of the Offer to Exchange and related Letter of Transmittal, as each may be amended from time to time. We are furnishing you with the enclosed information to supplement the information included in the Offer to Exchange that we previously sent to you.
     The Offer will expire at 12:00 midnight, Eastern time, on November 28, 2007, unless it is otherwise extended by us as described in the Offer to Exchange. If you have not yet returned your completed Letter of Transmittal and any required certificates, we recommend that you do so as soon as possible and prior to the expiration of the Offer. Any shares of Stock tendered pursuant to the Offer may be withdrawn by you at any time prior to the expiration of the Offer.
     If you have any questions concerning the Offer, please direct them to Douglas A. Obermier, the Company’s stock registrar, at Kiewit Plaza, Omaha, Nebraska 68131, phone: (402) 342-2052, fax: (402) 342-2965.

Sincerely,

Kenneth E. Stinson Chairman of the Board